82-34631

JCDecaux


SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH. D.C. 188 SECTION

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



May 14


03050703

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Information on sales made during FY 2003 (first quarter), that JCDecaux SA is required to make public pursuant to French regulations, and which were published in the French BALO (Official Bulletin), on April 30, 2003.
- Press release of April 30, 2003 about the acquisition of Alma Quattro, the leading outdoor advertising company in Serbia & Montenegro.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

dlw 5/29

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777

JCDecaux

FILE 82-5247

JCDECAUX ANNOUNCES REVENUES FOR THE FIRST QUARTER 2003 IN LINE WITH EXPECTATIONS

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

29 April 2003 – JCDecaux SA (Euronext Paris: DEC), one of the world's leading outdoor advertising groups and the largest in Europe, announced today its revenues for the three months ended 31 March, 2003. On a reported basis, revenues declined by 1.6% to €352.9 million compared to €358.6 million in the same period last year. With around 30% of the Group's revenues derived from non-Euro countries, currency movements had a negative impact on first quarter revenues. Adjusting for foreign exchange, organic revenues increased by 2.6%. These revenue figures are in line with the Company's comments made at the time of its annual results, announced in mid-March.

Q1 Revenues	2003 (€m)	2002 (€m)	Change (%)	Change excl. acquis./divest. (%)	Organic growth excl. acquis. /divest. and FX (%)
Street Furniture	191.5	198.8	-3.7%	-3.7%	-1.5%
Billboard	96.7	93.2	3.8%	4.4%	7.0%
Transport	64.7	66.6	-2.8%	-2.8%	8.9%
Total Group	**352.9**	**358.6**	**-1.6%**	**-1.4%**	**2.6%**

Street Furniture : Revenues declined by 3.7% to €191.5 million from €198.8 million in the first quarter of 2002. Adjusting for currency, organic revenues decreased by 1.5% in the period. As indicated in March, the slowdown reflects lower rate increases and the fact that the large contracts recently won will not start generating significant revenues until 2004. During the first quarter, the Street Furniture market remained challenging in Europe, specifically in the Netherlands, Germany and those countries aligned with the German economy. However, Spain, Denmark and Australia recorded double-digit organic revenue growth.

Billboard revenues rose by 3.8% to €96.7 million from €93.2 million in the same period last year. Adjusting for currency, organic revenue growth was 7.0%, reflecting the particularly good performance of our Billboard business in the UK and in France, where previous investment is now producing clear benefits, and in Italy.

Transport revenues declined by 2.8% to €64.7 million from €66.6 million in the same period last year. Adjusting for currency, organic revenue growth was 8.9% in the period, in part reflecting the weakness of the market in the same period last year. Geopolitical uncertainties did not impact the first quarter performance with Transport revenues up in most countries and double-digit organic revenue growth was achieved in France, Italy, Spain, Sweden, and in the USA.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,370,284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux **FILE 82-5247**

Commenting on first quarter revenues and prospects for the first half, Jean-Charles Decaux, Chairman of the Board and Co-Chief Executive Officer, said: *« Our first quarter performance is in line with our expectations at the time of annual results announcement. The solid performance of the Billboard and Transport businesses was tempered by a more difficult start to the year in some Street Furniture markets, as previously indicated.*

During the second quarter, we expect the decline in Street Furniture revenues to slow following some signs of improvement. While we continue to take market share in Billboard, following the recovery in the billboard division in the second quarter of 2002, the rate of revenue growth in the second quarter of 2003 will be less than that achieved in the first quarter of the current year. Although the SARS disease did not significantly affect Transport in the first quarter, we expect a negative impact in the second quarter, particularly in the Asia-Pacific region, which will slow the recovery in the division.

The advertising market as a whole remains challenging with no improvement in short term visibility, however we currently expect organic revenues for the first half to be slightly ahead of the corresponding period in 2002. While we can achieve organic growth of around 2% in Street Furniture for the full year, this assumes no further deterioration in advertising market conditions and will clearly be dependant on the performance in the second half."

Next information :
Shareholder Meeting, 14 May 2003

Key Information on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For more information, contact :

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
Raphaele.Rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

FILE 82-5247

JCDecaux

Acquisition of Alma Quattro, the leading outdoor advertising company in Serbia & Montenegro

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris 30 April 2003 - JCDecaux SA (Euronext Paris: DEC), - a world leader in outdoor advertising and the largest outdoor group in Europe, announced today that, through Europlakat International (EPI), its 50/50 joint venture subsidiary with Affichage Holding SA, it has acquired Alma Quattro the leading outdoor advertising company in Serbia & Montenegro (population 9.1 million).

Alma Quattro is the number one outdoor advertising company in Serbia & Montenegro operating a fast growing network of over one thousand advertising displays. Key assets of Alma Quattro are its contract for the installation and maintenance of street furniture advertising in the Capital City of Belgrade (population 1.8 million), its quality network in Belgrade, its strategic partnerships with other key regional operators, its leading market position in the backlit billboard segment and its quality organization and management.

Combined with its existing subsidiary, Europlakat Yugoslavia, the Alma Quattro acquisition will give JCDecaux and Affichage Holding outright market leadership with more than 60 % share of the outdoor market in Serbia & Montenegro and will provide a strong platform for consolidating its leadership position in the markets of former Yugoslavia in general.

JCDecaux, through EPI, will continue to develop its outdoor advertising businesses in the Central European countries of Hungary, Slovenia, Croatia, Bosnia, Serbia & Montenegro and Bulgaria, in partnership with Affichage Holding.

Commenting Jean-François Decaux, Co-CEO of JCDecaux, said: "The purchase of Alma Quattro is consistent with the Group's acquisition strategy in Central Europe following the partnership between JCDecaux and Affichage Holding announced in May, 2002. It is a key element in our business development strategy in the markets of former Yugoslavia, where we see great growth potential, particularly in the Serbian & Montenegrin advertising market. This acquisition is a great platform to take advantage of these growth opportunities and Alma Quattro will be the vehicle with which we intend to realize our future business development objectives in this market."

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

FILE 82-5247

JCDecaux

Key Information on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For more information, contact :

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
Raphaele.Rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr